Dreyfus Worldwide Dollar Money Market Fund, Inc.

Statement of Investments

1/31/2005 (Unaudited)

Negotiable Bank Certificates of Deposit - 35.7%	Principal Amount ($)	Value ($)
Canadian Imperial Bank of Commerce (Yankee)		
2.37%, 2/17/2005	35,000,000	35,000,000
Credit Suisse First Boston (Yankee)		
2.31%, 2/3/2005	35,000,000	35,000,000
HBOS PLC (London)		
2.16%, 4/12/2005	25,000,000	25,000,240
HSBC Bank USA		
1.56%, 4/22/2005	20,000,000	20,000,000
KBC Bank N.V. (London)		
2.15%, 4/12/2005	25,000,000	25,000,481
Landesbank Hessen - Thuringen Girozentrale (London)		
2.02%, 3/10/2005	20,000,000	20,000,102
Societe Generale (London)		
2.45%, 3/17/2005	35,000,000	35,000,000
Toronto-Dominion Bank (Yankee)		
2.15%, 4/15/2005	35,000,000	35,000,000
UniCredito Italiano SpA (Yankee)		
2.35%, 2/11/2005	30,000,000	30,000,000
Wells Fargo Bank N.A.		
2.30% - 2.48%, 2/4/2005 - 2/7/2005	31,000,000	31,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $291,000,823)		**291,000,823**

Commercial Paper - 41.8%		
Allied Irish Banks N.A. Inc.		
2.43%, 3/15/2005	30,000,000	29,915,300
Amsterdam Funding Corp.		
2.34%, 2/10/2005	36,000,000 a	35,978,940
Atlantis One Funding Corp.		
1.93%, 2/16/2005	40,000,000 a	39,968,167
Cafco LLC		
2.35%, 2/10/2005	35,000,000 a	34,979,525
Deutsche Bank Financial Inc.		
2.50%, 2/1/2005	30,000,000	30,000,000
FCAR Owner Trust		
1.86%, 2/7/2005	29,100,000	29,091,076
Harrier Finance Funding		
2.11%, 3/24/2005	20,000,000 a	19,940,783
K2 Corp.		
2.04%, 3/10/2005	30,000,000 a	29,937,717
Lexington Parker Capital Co. LLC		
2.11%, 4/6/2005	26,424,000 a	26,325,820
Mane Funding Corp		
2.41%, 2/22/2005	35,000,000 a	34,951,000
UBS Finance Delaware LLC		
2.48%, 2/1/2005	30,000,000	30,000,000
Total Commercial Paper		
(cost $341,088,328)		**341,088,328**

Short Term Bank Notes - 3.1%

World Savings Bank		
2.34%, 2/7/2005		
(cost $24,999,834)	25,000,000	**24,999,834**

Time Deposits - 13.3%

Chase Manhattan Bank USA (Grand Cayman)		
2.50%, 2/1/2005	30,000,000	30,000,000
Danske Bank A/S (Grand Cayman)		
2.48%, 2/1/2005	30,000,000	30,000,000
Fortis Bank (Grand Cayman)		
2.48%, 2/1/2005	30,000,000	30,000,000
National City Bank (Grand Cayman)		
2.50%, 2/1/2005	18,400,000	18,400,000
Total Time Deposits		
(cost $108,400,000)		**108,400,000**

U.S. Government Agencies - 6.1%

Federal Home Loan Banks, Notes		
1.32%, 4/29/2005		
(cost $50,000,000)	50,000,000	**50,000,000**

Total Investments (cost $815,488,985)	**100.0%**	**815,488,985**
Cash and Receivables (Net)	**0.0%**	**202,617**
Net Assets	**100.0%**	**815,691,602**

a Securities exempt from registration under Rule 144A of the Secutities Act of 1933. These securities may be resold in transactions exempt
   from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Fund's Board.
   At January 31, 2005, these securities amounted to $222,081,952 or 27.2% of net assets.

   Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
   and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.